UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Immune Design Corp.

(Name of Subject Company — Issuer)

CASCADE MERGER SUB INC.

MERCK SHARP & DOHME CORP.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President and Corporate Secretary

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form of Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒ Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

Merck & Co., Inc. and Immune Design Corp. issued a joint press release, dated February 21, 2019, announcing an agreement under which Merck & Co., Inc., through a subsidiary, will acquire Immune Design Corp. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 12.	Exhibits.

99.1	Joint press release issued by Merck & Co., Inc. and Immune Design Corp., dated February 21, 2019, titled “Merck to Acquire Immune Design”